NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock ('Common Stock') of Doral Financial Corporation (the 'Company') from listing and registration on the Exchange on April 13, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation reached its decision to initiate delisting proceedings pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company’s March 2, 2015 announcement that the Office of the Commissioner of Financial Institutions of Puerto Rico closed Doral Bank, the Company’s principal operating subsidiary, and appointed the Federal Deposit Insurance Corporation (the 'FDIC') as receiver. The FDIC entered into a Purchase and Assumption Agreement with Banco Popular de Puerto Rico to acquire the banking operations, including all deposits, of Doral Bank. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company and any other event or condition which may exist or occur that makes further dealings or listing of the securities on the Exchange inadvisable or unwarranted in the opinion of the Exchange. 2. Based on the Company’s March 2, 2015 announcement, the Exchange determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and letter on March 2, 2015. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the opening of the trading session on March 2, 2015 of the suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.